Exhibit 2.1

AMENDMENT TO PLAN AND AGREEMENT OF TRIANGULAR MERGER
BETWEEN
EGPI FIRECREEK, INC.,
ASIAN VENTURES CORP.,
M3 LIGHTING, INC.,
AND
STRATEGIC PARTNERS CONSULTING, LLC.

WHEREAS, on or about May 21, 2009, EGPI FIRECREEK, INC., a Nevada corporation (“EGPI”), ASIAN VENTURES CORP., a Nevada corporation (the “Subsidiary”), M3 LIGHTING, INC., a Georgia corporation (“M3”), and STRATEGIC PARTNERS CONSULTING, L.L.C., a Georgia limited liability company (“Strategic Partners”) executed that certain Plan and Agreement of Triangular Merger (the “Plan of Merger”); and

WHEREAS, the Plan of Merger is incorporated herein by reference for all purposes, and all capitalized terms herein shall have the same meaning as defined in the Plan of Merger; and

WHEREAS, M3 has been merged into the Subsidiary, and the name of the Subsidiary has been changed to M3 Lighting, Inc; and

WHEREAS, EGPI, the Subsidiary, and Strategic Partners desire to amend the Plan of Merger as hereinafter provided;

NOW, THEREFORE, in consideration of the mutual covenants and premises contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby conclusively acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.    Amendment to the Plan of Merger.  Paragraph 13 (c) and (e) of the Plan of Merger are hereby amended to read as follows:

(a)    Paragraph 13(c) of the Plan of Merger is amended to read as follows:

“Energy Producers will be “spun off” (the “Spin Off”), pursuant to applicable securities laws to those persons who are the EGPI Stockholders immediately before the Effective Date the Merger.  It is anticipated that the Spin Off will occur within two years from the Effective Date, unless the board of directors of EGPI determines sooner.  Before the Spin Off, all pursuits of Energy Producers will have to be approved by the board of directors of EGPI and funded by discretionary working capital or self funded on terms acceptable by EGPI and Energy Producers.  The existing staff of EGPI and Strategic Partners will be available to assist Energy Producers in the development and pursuit of these opportunities.  At the time of the Spin Off, an amount of shares totaling 75 percent of the issued and outstanding shares of the common stock of Energy Producers following the Spin Off will be distributed to the EGPI Stockholders immediately before the Effective Date in the same ratio of their ownership of the EGPI Common Stock immediately before the Effective Date.  The remaining 25 percent of the common stock of Energy Producers will continue to be owned by EGPI.”

(b)    Paragraph 13(d) of the Plan of Merger is amended to read as follows:

“Upon closure of any acquisition by M3, Strategic Partners shall execute, and which will become effective, an Administrative Services Agreement with EGPI to perform accounting/reporting and investor relations service, a copy of which is attached hereto as Attachment D, with the assistance of the existing staff of EGPI.  The time used in pursuit of Energy Producers opportunities will be accumulated and billed back upon successful closure at reasonable and mutually agreed upon hourly rates.”

(c)    Paragraph 13(e) of the Plan of Merger is amended to read as follows:

“If within one year of the Effective Date, EGPI and M3 on a consolidated basis (less the consolidated effects, if any, of Energy Producers) have not (i) generated at least $850,000 in revenues, or (ii) acquired an entity or entities with at least a combined $5,000,000 in revenues, the EGPI Stockholders on the day before the Effective Date shall be issued shares of the EGPI Common Stock, equal to five percent of the issued and outstanding shares of the EGPI Common Stock for every $100,000 or fraction thereof that EGPI and M3 on a consolidated basis (less the consolidated effects, if any, of Energy Producers) fail to (x) generate at least $850,000 in revenues or (y) acquire an entity or entities with at least a combined $5,000,000 in revenues.  For example, if after one year following the Effective Date, there are 30,000,000 shares of the EGPI Common Stock issued and outstanding and EGPI and M3 on a consolidated basis (less the consolidated effects, if any, of Energy Producers) have generated only $750,000 in revenues or acquired an entity or entities with only a combined $4,411,765 in revenues, the EGPI Stockholders on the day before the Effective Date shall receive 1,500,000 shares of the EGPI Common Stock.”

(d)    Paragraph 14(i) of the Plan of Merger is amended to read as follows:

“M3, within 71 days following the Effective Date, will furnish EGPI and the Subsidiary an audited consolidated balance sheet of M3 as of December 31, 2007 and December 31, 2008, and the related consolidated statement of income and retained earnings for the period covered thereby (the “Financial Statement”).  The Financial Statement (i) will be in accordance with the books and records of M3; (ii) fairly present the financial condition of M3 at such date and the results of its operations for the period therein specified; (iii) prepared in accordance with generally accepted accounting principles applied upon a basis consistent with prior accounting periods; and (iv) with respect to all contracts and commitments of M3, reflect adequate reserves for all reasonably anticipated losses and costs in excess of anticipated income.  Specifically, but not by way of limitation, the Financial Statement will disclose all of the debts, liabilities, and obligations of any nature (whether absolute, accrued, contingent, or otherwise and whether due or to become due) of M3 on the dates therein specified (except such debts, liabilities, and obligations as are not required to be reflected therein in accordance with generally accepted accounting principles).”

2.    Ratification and Republication.  Except as amended by this Agreement, the parties do hereby ratify and republish the Plan of Merger.

3.    Benefit.  All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto, and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

4.    Construction.  Words of any gender used in this Agreement shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, and vice versa, unless the context requires otherwise.

5.    Multiple Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.    Entire Agreement.  This Agreement and the Plan of Merger contain the entire understanding of the parties with respect to the subject matter hereof, and may not be changed orally, but only by an instrument in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

IN WITNESS WHEREOF, this Agreement has been executed in multiple counterparts on June ___, 2009.

EGPI FIRECREEK, INC.

By
Dennis R. Alexander, Chief Executive Officer

M3 LIGHTING, INC.

By
Robert S. Miller, Jr., Chief Executive Officer

STRATEGIC PARTNERS CONSULTING, L.L.C.

By
David H. Ray, Managing Member